UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

INFORMATION CONTAINED IN THIS REPORT

Amendment to 2009 Registration Rights Agreement

Pursuant to the registration rights agreement, dated September 21, 2016, by and among VimpelCom, Telenor East Holding II AS (the “Selling Shareholder”) and Morgan Stanley & Co. International plc, J.P. Morgan Securities plc, Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited, VimpelCom has agreed that it will file with the Securities Exchange Commission (the “SEC”) a shelf registration statement (the “New Shelf Registration Statement”) with respect to resales of American Depository Shares,  each representing one of VimpelCom's common shares, US$0.001 nominal value per share, that may be issued upon exchange or redemption of the 0.25 per cent bonds due 2019 issued by the Selling Shareholder on September 21, 2016.

On September 21, 2016, VimpelCom entered into an assignment, assumption and second amendment agreement (the “RRA Amendment”) to its registration rights agreement, dated as of October 4, 2009 and amended as of November 27, 2013 (the “2009 Registrations Rights Agreement”), by and among VimpelCom, Altimo Holdings & Investments Ltd., a company organized and existing under the laws of the British Virgin Islands (“Altimo”), Altimo Cooperatief U.A., a company organized and existing under the laws of the Netherlands (“Altimo Cooperatief”), Letterone Investment Holdings S.A., a société anonyme incorporated under the laws of Luxembourg (“Letterone”), L1T VIP Holdings S.à r.l., a société à responsibilité limitée incorporated under the laws of Luxembourg (“L1T”), Telenor Mobile Communications AS, a company organized and existing under the laws of Norway, and the Selling Shareholder. The RRA Amendment transfers the rights and obligations of Altimo and Altimo Cooperatief under the 2009 Registration Rights Agreement to Letterone and L1T, respectively, and amends the 2009 Registration Rights Agreement to obligate VimpelCom, subject to certain exceptions, to effectuate demands for registration by a requesting holder during the six month period following the effectiveness of the New Shelf Registration Statement.

A copy of the RRA Amendment is filed as Exhibit 4.1 hereto. The foregoing description of the RRA Amendment does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

The information set forth in this report on Form 6-K and the RRA Amendment filed as Exhibit 4.1 hereto are hereby incorporated by reference into VimpelCom’s Registration Statement on Form F-3, File No. 333-196223, as amended and supplemented from time to time, initially filed with the SEC on May 23, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: September 26, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

EXHIBIT INDEX

Exhibit Number	Description

4.1

Assignment, Assumption and Second Amendment Agreement to Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Cooperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS, and Telenor East Holding II AS.